Exhibit 99.1

Kitov Pharmaceuticals Issues First Half 2016 Financial Reports

Tel Aviv, Israel, August 17, 2016 - Kitov Pharmaceuticals Holdings Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late stage drug development, today issued its financial reports for the first half of 2016, ending June 30, 2016.

“We have advanced according to plan in the clinical, chemistry, regulatory, and intellectual property areas of KIT-302’s development,” remarked Kitov’s CEO, Isaac Israel. “We are on track to submit our NDA for KIT-302 anticipated for the end of 2016. We are committed to extending our pipeline of drugs with cutting edge technologies, and to continue securing the intellectual property rights over our proprietary assets in order to maximize value to our shareholders.”

Highlights and achievements during the first half of 2016, and to date:

●	Completion of KIT-302’s pharmacokinetic (PK) bioequivalence (BE) study, successfully meeting the FDA’s standards for establishing bioequivalence to the reference drugs

●	Completion of manufacturing and of initial stability testing of pivotal batches of KIT-302 required for registration with the FDA

●	Pre-NDA meeting with FDA and subsequent receipt of meeting minutes

●	Receipt of Notice of Allowance and subsequent issuance of a patent from the U.S. Patent and Trademark Office for claims covering important treatment methodologies, which form the basis of KIT-302

●	Follow-on public offering for an equity raise on NASDAQ of $12 million, gross

Expected upcoming significant milestones:

●	Issuance of KIT-302’s clinical trial full study report

●	Completion of six-month stability testing of KIT-302

●	Submission to the FDA of the New Drug Application for KIT-302

●	Initiation of a renal function clinical trial to demonstrate the beneficial effects of KIT-302 on kidney function

The information contained below should be read in conjunction with (1) our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2016, and for the six months then ended; and, (2) our audited consolidated financial statements for the year ended December 31, 2015, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016, as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statement on Form F-1 filed with the SEC (file number 333-211477).

Financial Results for Six Months Ended June 30, 2016

Research and development expenses for the six months ended June 30, 2016 were $1,964 thousand, an increase of $961 thousand, or 94%, compared to $1,003 thousand for the six months ended June 30, 2015. The increase resulted primarily from expenses deriving from our strategic cooperation agreement with Dexcel Ltd.

General and administrative expenses for the six months ended June 30, 2016 were $1,194 thousand, an increase of $575 thousand or 93%, compared to $619 thousand for the six months ended June 30, 2015. The increase resulted from increase in business travel, salaries and related expenses and expenses related to our securities being listed on the NASDAQ since November 2015.

Finance income, net for the six months ended June 30, 2016 was $121 thousand and is primarily related to derivative instruments that expired during the period. Finance expense for the six months ended June 30, 2015 was $55 thousand and is primarily related to exchange rate differences.

The Company’s net loss for the six months ended June 30, 2016 amounted to $3,037 thousand, compared with a loss of $1,682 thousand for the corresponding period in 2015.

Balance Sheet Highlights

●	Cash, cash equivalents and short-term deposits totaled $8,433 thousand as of June 30, 2016, compared to $10,558 thousand on December 31, 2015. The decrease compared to December 31, 2015 reflects the cash used in operations during the first half of 2016.

●	Shareholders' equity totaled $7,072 thousand as of June 30, 2016, compared to $9,429 thousand as of December 31, 2015.

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The above balance sheet data as of June 30, 2016 do not reflect the follow-on public offering on the NASDAQ, which closed on July 5, 2016, pursuant to which the Company raised approximately an additional USD 10.7 million, net.

For the full document of the unaudited condensed consolidated interim financial statements as of, and for the six months ended, June 30, 2016, please see: http://kitovpharma.investorroom.com/sec-filings.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; changes in the global pharmaceutical industry; patents attained by competitors; dependence on the effectiveness of the Company's patents and other protections for innovative products; the Company's ability to obtain, maintain and defend issued patents with protective claims; the issuance and term of patents; the commencement of any patent interference or infringement action; the Company's ability to prevail in or obtain a favorable decision in any such action; the Company's ability to recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions.  Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC (file number 333-211477), which is available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

SOURCE Kitov

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